RIDDELL
                             QUALITY SINCE 1929

     RIDDELL SPORTS INC.
     900 THIRD AVENUE, 27TH FLOOR, NEW YORK, NEW YORK, 10022

                                                          (212) 826-4300
                                                      Fax (212) 826-5006
                                               CONTACT: DAVID GROELINGER
                                                 CHIEF FINANCIAL OFFICER

                        RIDDELL EXTENDS VARSITY OFFER

               NEW YORK, NY June 13, 1997 -- Riddell Sports Inc. (NASDAQ:RIDL) announced today that it has extended the expiration date of its tender offer for all of the outstanding shares of the common stock of Varsity Spirit Corporation (VARS-NASDAQ NMS) to 11:00 a.m., New York City time, on Thursday, June 19, 1997. As of 12:00 midnight, New York City time, on Thursday, June 12, 1997, approximately 4,370,115 shares of Varsity common stock (or approximately 95.8% of the outstanding shares) had been tendered in the offer. The offer had previously been scheduled to expire at midnight on Monday, June 16, 1997. The extension, which had been contemplated by the Merger Agreement between Riddell and Varsity, will give Riddell additional time to complete the Rule 144A private placement financing which will be used to fund the purchase of Varsity shares in the offer. The offering amount has been increased from $100 million to $115 million. The private placement of Riddell's 10 1/2% Senior Notes due 2007 is presently scheduled to close on Thursday, June 19, 1997 pursuant to the terms of a definitive Purchase Agreement entered into by Riddell on June 13, 1997.

               As previously announced, Riddell and Varsity have entered into a definitive Merger Agreement pursuant to which, among other things, Riddell has agreed to acquire all of the shares of common stock of Varsity at a price of $18.90 per share.

               Riddell Sports Inc. sells sporting goods products and services for football and other sports. The Company is the world's leading manufacturer and reconditioner of football helmets and shoulder pads. The Company sell its sporting goods products (including mini-and full-size helmets made for display purposes for collectors) under the Riddell and Pro-Edge brands and provides reconditioning services under the Riddell/All-American name. The Company also licenses the Riddell and MacGregor trademarks for use on athletic footwear, leisure apparel and sports equipment.

               Varsity is the leading supplier of cheerleader and dance team uniforms and accessories to youth, junior high, high school and college markets; Varsity is also the largest operator of cheerleading and dance team camps in the U.S.

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